SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces New Position: Vice President of
Management & Personnel

São Paulo, July 27, 2009 – GOL Linhas Aéreas Inteligentes S.A. (“Company”, Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces the creation of a new position, Vice President of Management and Personnel, which will be led by senior executive Ricardo Khauaja (39).

“I’m looking forward to the challenges of working for a service company in the highly competitive airline industry” stated Ricardo Khauaja. “The new vice-presidency will continue to focus on GOL´s operations and processes, always ensuring that they are in line with the Company’s quality and organizational policies”, said Khauaja.

“The creation of this vice-presidency is a crucial step, giving us a more solid structure geared exclusively to organizational development and personnel management,” added Constantino de Oliveira Júnior, GOL’s CEO.

Khauaja has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and an MBA in Finance from the Brazilian Capital Market Institute (IBMEC/RJ). He also completed “The Transition from Functional to General Management” course at Columbia University in the United States.

Before joining GOL, he worked for six years at home appliance manufacturer Whirlpool, first as the Human Resources Officer for Latin America (three years), followed by vice-president (three years). Prior to this, he worked for beverage company Ambev for ten years, where he served in several positions, including Corporate Human Resources manager (2001 to 2003).

Throughout his distinguished career, Khauaja has been responsible for a number of projects, including recruitment and selection, competence evaluation, union relations, the implementation and management of training, development programs and the standardization of benefit policies.

CONTACT:

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves - Head of IR
Phone.: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com/GOLInvest

Corporate Communication
Phone.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Carolina Stefanini and Erica Arruda
Phone.: +55 (11) 2128-4420
carolina.stefanini@fsb.com.br
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Phone: + 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com	About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions and risks disclosed in GOL’s filed disclosure documents are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.